

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2024

Brian F. Sullivan
Chief Executive Officer
Celcuity Inc.
16305 36th Avenue N., Suite 100
Minneapolis, MN 55446

  Re: Celcuity Inc.
    Registration Statement on Form S-3
    Filed August 30, 2024
    File No. 333-281887

Dear Brian F. Sullivan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Conlon Danberg at 202-551-4466 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services

cc: Liz Dunshee, Esq.